Exhibit 99.2

Yimutian Inc. to Acquire Ningbo Xunxi Technology for RMB 50 Million, Entering the Enterprise Digital Commerce Market

BEIJING, March 23, 2026 — Yimutian Inc. (the “Company”) today announced that it has reached a binding acquisition agreement with Ningbo Xunxi Technology Co., Ltd. (“Xunxi”), a Zhejiang-based enterprise e-commerce and digital procurement platform, to acquire 100% of the equity interests in Xunxi. The total consideration is RMB 50 million, comprising RMB 40 million in cash payable to Xunxi’s exiting shareholders and RMB 10 million in stock options awarded to the retained management team. The closing remains subject to customary conditions.

Target	Ningbo Xunxi Technology Co., Ltd.

Transaction	100% equity acquisition

Total Consideration	RMB 50,000,000

Structure	RMB 40M cash to exiting shareholders; RMB 10M in stock options to retained management

2025 Revenue	RMB ~340,000,000 (audited)

2025 Net Profit	RMB ~5,800,000 (audited)

Due Diligence	Global Law Firm; Beijing Dongshen CPA — no material risks identified

Status	Binding acquisition agreement signed; closing subject to customary conditions

Xunxi was founded by a team of former senior executives from NetEase and Alibaba and has spent the past several years building what is now a scaled enterprise procurement and employee benefits platform. Its online marketplace lists more than 250,000 SKUs and serves close to 200 institutional clients — banks, government agencies, schools, and large corporates — that rely on the platform to manage employee benefits spending, marketing procurement, and bulk purchasing. The registered member base has grown to over 2 million users. Xunxi’s 2025 audited financials reflect a business generating real revenue at scale: RMB 340 million in top-line and RMB 5.8 million in net profit, with due diligence conducted by Global Law Firm and Beijing Dongshen CPA returning no findings that would impede closing.

The strategic logic is straightforward. Yimutian has spent over a decade digitizing China’s agricultural supply chain and building the infrastructure to move goods efficiently from farm to buyer. Xunxi operates on the demand side of a related problem: it aggregates institutional purchasing power and routes it through a managed digital channel. Bringing the two together creates a more complete picture of China’s B2B commerce stack — sourcing and supply chain on one side, enterprise procurement and distribution on the other. “Xunxi has built exactly the kind of demand-side platform that complements what we’ve been building on the supply side for years,” said Jinhong Deng, Chief Executive Officer of Yimutian. “This is not a financial acquisition. We are buying a team, a client base, and a platform architecture that we believe will compound in value as we integrate it with our existing operations.”

Post-closing, Xunxi’s management and key employees will join Yimutian and operate the business as a dedicated unit. The transaction includes a multi-year earnout arrangement through 2028 that ties a meaningful portion of total consideration to Xunxi’s audited net profit performance. For 2026, if Xunxi achieves audited net profit of RMB 15 million, RMB 22.5 million, or RMB 30 million, the earnout payout will equal 2x, 4x, or 6x of the respective net profit achieved. If 2026 net profit falls below RMB 12 million, Xunxi’s founders are obligated to pay a cash compensation to the Company per the binding acquisition agreement. If 2026 net profit falls between RMB 12 million and RMB 15 million, no earnout award is triggered and no compensation is owed. Equivalent earnout mechanics apply for 2027 and 2028, with specific targets and multipliers to be finalized and disclosed in the Company’s forthcoming SEC filings. The earnout structure is intentional — by making a significant portion of total transaction value contingent on post-closing performance, the Company and the sellers share both the risk and the reward of integration. Their continued involvement is central to the transaction thesis, and the structure reflects that.

The Company looks forward to providing further updates on the transaction and integration progress in connection with its upcoming SEC filings and financial results.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, these forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

About Yimutian Inc.

Yimutian Inc, is a leading agricultural B2B platform in mainland China. Over a decade, the company has been dedicated to digitalizing China’s agricultural product supply chain infrastructure to streamline the agricultural product transaction process, and making it efficient, transparent, secure, and convenient.For more information, please visit https://ir.ymt.com/

About Xunxi Technology:

Ningbo Xunxi Technology Co., Ltd. is a technology-driven comprehensive e-commerce operation service provider. Founded by former executives of internet companies such as NetEase and Alibaba, the company focuses on providing integrated solutions for financial institutions, enterprises, and public institutions, including corporate procurement, employee benefits, and digital marketing. It possesses rich supply chain resources and capabilities in multi-platform development and operational services.

Investor & Media Contacts

Investor Relations: ir@ymt360.com  |  +86 10 5708 6561

Media: pr@ymt360.com